Exhibit 21.1

Dyax Corp.
Subsidiaries of the Company

NAME	PARENT	STATE OR COUNTRY OF INCORPORATION

Dyax Holdings B.V.	Dyax Corp.	Netherlands

Dyax B.V.	Dyax Holdings B.V.	Netherlands

Dyax S.A.	Dyax Corp.	Belgium